Paul Hastings LLP

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November 25, 2024

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:  Matthews International Funds - File No. 333-281860

Ladies and Gentlemen:

On behalf of the above-named registrant (the “Registrant”), we hereby provide the responses set forth below to the additional accounting and disclosure comments given in an email on November 12, 2024 by Mr. Chad Eskildsen and orally on November 13, 2024 by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Staff”) with respect to Pre-Effective Amendment Number 1 to the Registration Statement on Form N-14 (the “Registration Statement”) filed on November 8, 2024, relating to the reorganization of the Matthews Asian Growth and Income Fund into the Matthews Emerging Markets Equity Fund (the “Reorganization”), each such fund an existing series of the Registrant.

The Staff’s comments are set forth below in italics for your reference. Any page references in the text of this response letter correspond to the page numbers of the Registration Statement. As requested by the Staff, the Registrant has addressed the comments noted below in all places in the Registration Statement where similar disclosure appears. Capitalized terms have the same meanings ascribed to them in the Registration Statement unless otherwise indicated. We have consulted with the Registrant in preparing and submitting this response letter.

The Registrant acknowledges the Staff’s standard disclaimers about the Registrant’s responsibility for disclosure.

Accounting Comment

1.

Comment: On page 31 – in the Capitalization Table – as a follow-up comment with respect to the response to comment number 12 in the earlier response letter dated November 8, 2024: Please clearly disclose the dollar amounts of the reorganization expense adjustments included in the capitalization table. According to disclosure earlier in the Registration Statement, reorganization costs for the Funds are estimated to be: Target Fund $366,677 and Acquiring Fund $28,823 (prior to any waiver).

Response: Comment accepted. The Registrant will revise that disclosure to specify the amount of reorganization expenses included with respect to each Fund in the pro forma figures shown in the table.

Securities and Exchange Commission

November 25, 2024

Disclosure Comments

2.

Comment: In the “Dear Shareholder” letter, in the second line of the third paragraph, please briefly disclose why Matthews is a party to the reorganization agreement for purposes of Section 11.2 of that agreement.

Response: Comment accepted. The Registrant will add a sentence to state that Matthews also is a party to that agreement for purposes of Section 11.2 to memorialize its obligation to pay a portion of the expenses of the Reorganization as discussed in more detail in the Proxy Statement/Prospectus.

3.

Comment: On page 4, which is the large paragraph above the table on the following page, there is a sentence that states as follows: “Matthews believes that continuing to operate the Target Fund as currently constituted is not in the long-term best interests of the Target Fund.” Please add disclosure there about why that is true, such as the statement elsewhere in the document about the potential benefits of the broader emerging markets universe.

Response: Comment acknowledged. The Registrant notes that the requested disclosure is included earlier in that paragraph, but the Registrant has revised the paragraph to more clearly indicate the reasons for that statement.

4.

Comment: On page 17, in the second paragraph, there is a reference to selling up to 76% of the Target Fund’s portfolio. Please also disclose in that section, and elsewhere in the document where relevant, the tax impact of that re-positioning including the estimated capital gains distributions, if any, that would be triggered by those sales (expressed on a per share basis).

Response: Comment acknowledged. The Registrant does not expect there to be capital gains as a result of the portfolio transactions and, therefore, anticipates that there will be no special capital gains distribution. The Registrant has revised the disclosure accordingly.

5.

Comment: On page 41 under the heading “How many votes are necessary to approve the Plan?” please replace the sentence that states that broker non-votes would have the same effect as an abstention with the following disclosure: “Broker non-votes are not treated as present for purposes of determining whether a quorum is present or determining how many shares are present or represented by proxy for purposes of the 1940 Act Majority Vote.”

Response: Comment accepted. The Registrant has added the requested disclosure accordingly.

6.	Comment: In the Exhibits, please file the legal opinion as to the legality of shares with the next pre-effective amendment before requesting effectiveness of the Registration Statement.

Response: Comment accepted. That final legal opinion will be filed as requested.

7.

Comment: The Powers of Attorney referenced under Exhibits 16(i) and (j) do not expressly reference the N-14 as required by Securities Act Rule 483(b). Please file a new Power of Attorney specific to this Form N-14 as required by that rule.

Securities and Exchange Commission

November 25, 2024

Response: Comment accepted. The Registrant will file a new Power of Attorney as requested.

* * * * *

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth David A. Hearth
for PAUL HASTINGS LLP

cc: Matthews International Capital Management, LLC